UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-33768

AIX INC.

60/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: November 29, 2024

Exhibit Index

Exhibit No.	Description.
Exhibit 99.1	Press Release
Exhibit 99.2	Transaction Agreement dated as of November 27, 2024, entered and made among BGM Group Ltd, CISG Holding Ltd, Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd.

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